Exhibit 99.1

Press release – For Immediate Release

CNOOC Finance (2015) U.S.A. LLC Intends to Deregister and Terminate Reporting Obligations under the U.S. Securities Exchange Act of 1934

Hong Kong, November 30, 2021 - CNOOC Finance (2015) U.S.A. LLC (the “Company”) intends to deregister with the United States Securities and Exchange Commission (the “SEC”) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company intends to file Form 15F with the SEC on November 30, 2021 (Eastern Standard Time) to deregister all classes of its debt securities that were sold in the registered offerings under the Securities Act of 1933, which are guaranteed by CNOOC Limited, and terminate its reporting obligations under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended from the date of filing the Form 15F unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company and CNOOC Limited in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors that the Company and CNOOC Limited believe are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company and CNOOC Limited depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s and CNOOC Limited’s expectations. For a description of risks and uncertainties, please see the documents CNOOC Limited files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company and CNOOC Limited cannot assure that the results or developments anticipated will be realized.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Mr. Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com